Filed Pursuant to Rule 424(b)(3) Registration File No.: 333-255521

ABS LONG/SHORT STRATEGIES FUND

Supplement dated March 25, 2022 to the

Prospectus and Statement of Additional Information (“SAI”),

each dated August 27, 2021

This supplement amends certain information in the Prospectus and SAI of ABS Long/Short Strategies Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Terms used and not otherwise defined in this Supplement shall have the same meanings as set forth in the Fund’s Prospectus and/or SAI.

The purpose of this Supplement is to announce the following:

•	The resignation of Alain DeCoster from his position as a portfolio manager of the Fund, effective as of April 1, 2022; and
•	The appointment of Michael Halper as a portfolio manager of the Fund, effective as of April 1, 2022.

Portfolio Manager Changes

Effective April 1, 2022, Alain DeCoster will resign from his position as a portfolio manager of the Fund. Accordingly, effective April 1, 2022, all references to Mr. Decoster serving as a portfolio manager in the Prospectus and SAI are removed.

On March 15, 2022, the Board of Trustees of the Fund appointed Michael Halper to serve as a portfolio manager of the Fund. Mr. Halper will begin serving as a portfolio manager effective April 1, 2022. As of April 1, 2022, Mr. Halper will not own any shares of the Fund.

Laurence K. Russian and Guilherme R. Valle will continue to serve as portfolio managers of the Fund.

The biography of Alain DeCoster is removed from the section “Portfolio Managers” in the prospectus and replaced with the following:

Michael Halper. Michael Halper is a portfolio manager of the Adviser. He is also a member of the Adviser’s Operating Committee, where he is responsible for qualitative research of fundamental equity strategies on a global basis. Prior to joining the Adviser in July 2003, he served as an analyst in the technology investment banking group at Bear Stearns, where he specialized in mergers and acquisitions and strategic financing for mid-cap companies. He holds a BBA in Finance and Accounting from the University of Michigan. He is a CFA charterholder.

The “Other Accounts Managed by the Portfolio Managers” table, in the section entitled “Portfolio Managers” in the SAI is replaced with the following:

The table below identifies, the number of accounts managed (excluding the Fund) by the Portfolio Managers and the total assets in such accounts, within each of the following categories: other pooled investment vehicles and other accounts.  The Portfolio Managers do not manage any other registered investment companies. Information in the table is shown as of April 30, 2021. Asset amounts are approximate and have been rounded.

Team Member	Pooled Investment Vehicles				Other Accounts
	Number (Total)	Market Value Total	Number w/ Perf. Fee(1)	Market Value w/ Perf. Fee(1)	Number (Total)	Market Value (Total)	Number w/ Perf. Fee(1)	Market Value w/ Perf. Fee (1)
L. Russian	10	$5.14b	8	$4.14b	3	$0.68b	1	$.22b
G. Valle	10	$5.14b	8	$4.14b	3	$0.68b	1	$.22b
Michael Halper	10	$5.14b	8	$4.14b	3	$0.68b	1	$.22b

(1)	These columns represent the number and market value of Pooled Investment Vehicles and Other Accounts that pay the Adviser a performance-based fee.

The “Ownership of Shares” table, in the section entitled “Portfolio Managers” in the SAI is replaced with the following:

As of April 30, 2021, each Portfolio Manager owned Shares as summarized in the following table:

Investment Team Member	Dollar Range of Beneficial Ownership in Fund (1)
L. Russian	$100,001-$500,000
G. Valle	$100,001-$500,000
Michael Halper	$0

(1)	No Portfolio Manager beneficially owned Shares directly. Rather, each Portfolio Manager may be deemed to indirectly beneficially own Shares through their respective ownership interests in the Adviser and the Adviser's 401(k) plan.

Investors should retain this supplement for future reference.